SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Sanofi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 15,816,953 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 15,816,953 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 15,816,953 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.24% (2)
14.		TYPE OF REPORTING PERSON CO
*  See Item 5.

(1)           13,017,401 shares are held directly by sanofi-aventis Amérique du Nord and 2,799,552 of the shares are held directly by Aventis Pharmaceuticals Inc. Sanofi-aventis Amérique du Nord is a direct, wholly-owned subsidiary of Sanofi.  Aventis Pharmaceuticals Inc. is an indirect, wholly-owned subsidiary of sanofi-aventis Amérique du Nord.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, sanofi-aventis Amérique du Nord, sanofi-aventis US LLC, Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc. (the “Company”), Sanofi, sanofi-aventis Amérique du Nord, sanofi-aventis US LLC and Aventis Pharmaceuticals Inc. have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)           Calculation based on 97,389,765 shares of common stock as represented by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2013.

Introductory Note

The Reporting Person (as defined below in Item 2) previously filed a statement on Schedule 13G with respect to its beneficial ownership of common stock, $0.001 par value per share (“Common Stock”), of Regeneron Pharmaceuticals, Inc., a New York corporation (the “Issuer” or the “Company”).

Item 1.           Security and Issuer.

This Statement on Schedule 13D (the “Statement”) is being filed by the Reporting Person with respect to the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 777 Old Saw Mill River Road, Tarrytown, New York 10591.

Item 2.           Identity and Background.

This Statement is being filed by Sanofi, a société anonyme organized under the laws of France (“Sanofi” or the “Reporting Person”).

Sanofi’s principal executive office is located at 54, rue La Boétie, 75008 Paris, France.  Sanofi is a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conduct) and place of citizenship of each executive officer and director of the Reporting Person are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of the Scheduled Persons has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

In September 2003 Aventis Pharmaceuticals Inc. (“Aventis”), an indirect, wholly-owned subsidiary of Sanofi, acquired 2,799,552 shares of Common Stock, at an aggregate purchase price of $45 million in cash, pursuant to the terms of a Stock Purchase Agreement, dated as of September 5, 2003 (the “Aventis Stock Purchase Agreement”), by and between Aventis and the Company.  A copy of the Aventis Stock Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  The funds used by Aventis to purchase the Common Stock under the Aventis Stock Purchase Agreement were obtained from cash on hand.

On December 20, 2007, sanofi-aventis Amérique du Nord, a société en nom collectif organized under the laws of France (“SAAN”) acquired 12,000,000 shares of Common Stock, at an aggregate cash price of $312 million, or $26.00 per share of Common Stock, pursuant to the terms of a Stock Purchase Agreement, dated November 28, 2007 (the “Stock Purchase Agreement”), by and among SAAN, sanofi-aventis US LLC, a Delaware limited liability company (“Sanofi US”), and the Company.  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The funds used by SAAN to purchase the Common Stock under the Stock Purchase Agreement were obtained from cash on hand.

On December 31, 2010, SAAN acquired 1,017,401 shares with cash on hand.  Sanofi expects to fund any future purchase of Common Stock with cash on hand or other sources.

Item 4.           Purpose of Transaction.

On January 11, 2014, the Company, Sanofi, Sanofi US, Aventis, SAAN (collectively, with Sanofi, Sanofi US and Aventis, the “Sanofi Parties”) agreed to amend and restate the original investor agreement, dated as of December 20, 2007, as amended (the “Original Investor Agreement”) in its entirety and entered into the Amended and Restated Investor Agreement (the “Amended Investor Agreement”).  The Amended Investor Agreement was amended to, among other things, provide the Sanofi Parties with the right to nominate a single independent director to the Company’s Board of Directors upon reaching 20% ownership of the Company’s then outstanding shares of Class A Stock, par value $0.001 per share (“Class A Stock”) and Common Stock (Common Stock, together with the Class A Stock, “Capital Stock”) and to extend the term of the lock-up obligations.  The Amended Investor Agreement also provides the Sanofi Parties with the right to receive certain information as may be reasonably agreed upon by the parties that will facilitate the Sanofi Parties’ ability to account for their investment in the Company using the equity method of accounting under International Financial Reporting Standards.  See Item 6 – Amended Investor Agreement for a description of the Amended Investor Agreement.

The information set forth under Items 3, 5 and 6 of this Statement is incorporated herein by reference.

The summary of the Amended Investor Agreement as described in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Amended Investor Agreement, which is attached to this Statement as Exhibit 99.3, and is incorporated herein by reference.

All of the Common Stock that is beneficially owned by the Reporting Person as reported herein was acquired for investment purposes.  The Reporting Person intends to review its investment in the Company continually.  Depending upon the results of such review and other factors that the Reporting Person deems relevant to an investment in the Company, and, subject to its lock-up and standstill obligations under the Amended Investor Agreement described in Item 6 of this Statement, the Reporting Person may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease the Reporting Person’s investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person has communicated or presently intends to communicate, directly or through intermediaries, with members of the Company’s management concerning matters relating to the business and affairs of the Company.  The Reporting Person reserves the right (in each case, subject to any applicable restrictions under law and subject to the standstill and lock-up provisions, as applicable, of the Amended Investor Agreement described in Item 6 of this Statement) at any time or from time to time (i) to acquire additional Common Stock or other securities of the Company, (ii) to sell or otherwise dispose of all or part of the Common Stock or other securities of the Company, if any, beneficially owned by them, (iii) to acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company securities, and/or (iv) to engage in or encourage communications with, directly or through intermediaries (including through its director appointment right described in this Item 4 and Item 6), the Company, members of management and the Company’s Board of Directors, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions, such as a merger or sales or acquisitions of assets or businesses, (B) exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, (C) changes to the Company’s capitalization or dividend policy, (D) other changes to the Company’s business or structure or (E) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Company.

(a)-(b)

As of January 11, 2014, the Reporting Person owned 15,816,953 shares of Common Stock (or 16.24% of Common Stock (based on 97,389,765 shares of Common Stock as represented by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2013 (the “10-Q”)).  By virtue of the relationships reported under this Item 5 and Item 6 of this Statement, Sanofi may be deemed to have shared voting and dispositive power with respect to the 15,816,953 shares of Common Stock.

13,017,401 shares of Common Stock are held directly by SAAN and 2,799,552 of the shares of Common Stock are held directly by Aventis.  SAAN is direct, wholly-owned subsidiary of Sanofi.   Aventis is an indirect, wholly-owned subsidiary of SAAN.

Except as set forth in this Item 5, the Reporting Person, and to the best of its knowledge, none of the persons set forth on Schedule I hereto, beneficially owns any shares of Common Stock.

(c)

There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Person.

(d)

Not applicable.

(e)

Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to
                       Securities of the Issuer.

Stock Purchase Agreements

Pursuant to the Aventis Stock Purchase Agreement, the Company agreed to issue and sell to Aventis and Aventis agreed to purchase, 2,799,552 shares of Common Stock at an aggregate purchase price of $45 million.

Pursuant to the Stock Purchase Agreement, the Company agreed to issue and sell to SAAN, and SAAN agreed to purchase, 12,000,000 shares of Common Stock at an aggregate cash price of $312 million, or $26.00 per share of Common Stock.  As a condition to the closing of the transactions contemplated by the Stock Purchase Agreement, Sanofi and certain of its subsidiaries entered into the Original Investor Agreement which has been amended and restated in its entirety by the Amended Investor Agreement, as summarized herein.

Amended Investor Agreement

On December 20, 2007, Sanofi and certain of its subsidiaries entered into the Original Investor Agreement.  On January 11, 2014, the Company and the Sanofi Parties entered into the Amended Investor Agreement.

Registration Rights.  Under the Amended Investor Agreement, subject to the terms of the lock-up described below, the Investors will have three demand rights to require the Company to conduct a registered underwritten public offering with respect to shares of the Company’s Common Stock beneficially owned or otherwise acquired by the Investors.

Board Designation Right.  Under the Amended Investor Agreement, the Company has agreed to appoint an individual mutually agreed upon by the Sanofi Parties and the Company (the “Board Designee”) to its Board of Directors (the “Board”).  The Board Designee is required to be “independent” of the Company, as determined under the rules of the NASDAQ, and not to be a current or former officer, director, employee, or paid consultant of the Sanofi Parties.  The Sanofi Parties’ Board Designee right is triggered upon their reaching 20% ownership of the Company’s then outstanding shares of Capital Stock.  Subject to certain exceptions, for so long as the Sanofi Parties maintain ownership of Capital Stock that is the lower of (i) the highest percentage ownership of Capital Stock the Sanofi Parties attain following their acquisition of 20% of the Capital Stock then outstanding and (ii) 25% of the Capital Stock then outstanding, the Company will use its reasonable efforts to cause the election of the Board Designee at the Company’s annual shareholder meetings, including recommending that the Company’s shareholders vote in favor of the Board Designee along with the Company’s slate of nominees.

Extension of Sanofi Lock-up.  The Sanofi Parties have agreed to extend the term of their lock-up obligations, pursuant to which they will not (subject to an exception relating to transfer to their affiliates) dispose of any shares of Common Stock beneficially owned by them from time to time, through the later of (i) December 20, 2020 or (ii) the end of the term of the Discovery and Preclinical Development Agreement, dated as of November 10, 2009 (or any successor agreement thereto), between the Company and an indirect subsidiary of Sanofi, if such agreement is mutually extended by the parties thereto beyond December 20, 2020 (the “Lock-up Term”).  Following the expiration of the Lock-up Term, the Sanofi Parties will be permitted to sell such shares of Common Stock (i) in a registered underwritten public offering, subject to the underwriter’s broad distribution of securities sold, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) and transactions exempt from registration under the Securities Act, subject to a volume limitation of one million shares of Capital Stock every three months and a prohibition on selling to beneficial owners, or persons that would become beneficial owners as a result of such sale, of 5% or more of the outstanding shares of Common Stock and (iii) into an issuer tender offer or a tender offer by a third party that is not opposed by the Board.

Standstill.  The Sanofi Parties have also agreed to a revised “standstill” provision, which continues to prohibit the Sanofi Parties from seeking to directly or indirectly exert control of the Company or acquiring more than 30% of the then outstanding Capital Stock.  The Amended Investor Agreement provides that the standstill will remain in place until the earliest of (i) the later of the fifth anniversary of the expiration or earlier termination of the License and Collaboration Agreement, dated November 26, 2007, and the Collaboration Agreement, dated as of September 5, 2003, as amended, each between the Company and certain direct and indirect subsidiaries of Sanofi; (ii) the public announcement by the Company recommending acceptance by the Company’s shareholders of a tender offer or exchange offer that, if consummated, would constitute a change of control of the Company; (iii) the public announcement of any definitive agreement providing for a change of control of the Company; (iv) the date of any issuance of shares of Common Stock by the Company that would result in a third party’s having more than 10% of the voting power of the then outstanding Capital Stock unless such third party enters into a standstill agreement containing certain terms substantially similar to the standstill obligations of the Sanofi Parties under the Amended Investor Agreement; or (v) other specified events, such as a liquidation or dissolution of the Company.

Voting Agreement.  The Sanofi Parties have agreed to vote, and cause their affiliates to vote, all shares of the Company’s voting securities they are entitled to vote from time to time as recommended by the Board, except that they may elect to (i) vote proportionally with the votes cast by other Company shareholders with respect to certain change-of-control transactions and (ii) vote in their sole discretion with respect to liquidation or dissolution of the Company, equity issuances by the Company equal to or exceeding 20% of the then outstanding Capital Stock or voting power of the then outstanding Capital Stock, and new equity compensation plans or amendments thereto if not materially consistent with the Company’s historical equity compensation practices.  The rights and restrictions under the Amended Investor Agreement are subject to termination upon the occurrence of certain events.

Information Sharing.  The Company has agreed to use reasonable efforts to provide the Sanofi Parties with certain information as may be reasonably agreed upon by the parties that, subject to certain confidentiality obligations of the Sanofi Parties, will facilitate the Sanofi Parties’ ability to account for their investment in the Company using the equity method of accounting under International Financial Reporting Standards.

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference.

The summaries of the Aventis Stock Purchase Agreement, the Stock Purchase Agreement and the Amended Investor Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Aventis Stock Purchase Agreement, the Stock Purchase Agreement and the Amended Investor Agreement, which are attached to this Statement as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1
Stock Purchase Agreement, dated as of September 5, 2003, by and between Aventis and the Company incorporated herein by reference to Exhibit 10.27 to the Form 10-Q of the Company, for the quarter entered September 30, 2003, filed by the Company with the SEC on November 12, 2003.

Exhibit 99.2
Stock Purchase Agreement, dated as of November 28, 2007, by and among the Investor, sanofi-aventis US and the Company incorporated herein by reference to Exhibit 10.20 to the Form 10-K of the Company, for the year ended December 31, 2007, filed by the Company with the SEC on February 27, 2008.

Exhibit 99.3
Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, SAAN, Sanofi US, Aventis and the Company, incorporated herein by reference to Exhibit 10.1 to the Current Report on 8-K, filed by the Company with the SEC on January 13, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 14, 2014

SANOFI

By:	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

[SIGNATURE PAGE TO SCHEDULE 13D]

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

SANOFI

The name, business address and present principal occupation or employment of each of the directors and executive officers of Sanofi are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is c/o Sanofi, 54 rue La Boétie, 75008 Paris, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi
Serge Weinberg	Chairman of the Board of Directors of Sanofi, Chairman of Weinberg Capital Partners
Christopher Viehbacher German and Canadian citizenship	Chief Executive Officer of Sanofi
Laurent Attal	Director at Sanofi, Vice President General Manager Research and Innovation at L’Oréal
Uwe Bicker German citizenship	Independent Director at Sanofi, Dean at the Medical Faculty, Heidelberg University (Germany), Managing Director at the University Clinic of Mannheim (Germany)
Robert Castaigne	Independent Director
Thierry Desmarest	Director at Sanofi, Director and Honorary President at Total SA
Lord Douro British citizenship	Independent Director
Jean-René Fourtou	Independent Director at Sanofi, Chairman of the Supervisory Board of Vivendi
Claudie Haigneré	Independent Director
Igor Landau	Director
Fabienne Lecorvaisier	Independent Director, Chief Financial Officer and Executive Committee Member of Air Liquide
Suet-Fern Lee Singaporean citizenship	Independent Director at Sanofi, Senior Partner of Stamford Law Corporation.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi
Christian Mulliez	Director at Sanofi, Vice President, General Manager Administration and Finance of L’Oréal
Carole Piwnica Belgian citizenship	Independent Director at Sanofi, Director of Naxos UK Ltd
Klaus Pohle German citizenship	Independent Director
Gérard Van Kemmel	Independent Director

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi
Christopher Viehbacher German and Canadian citizenship	Chief Executive Officer of Sanofi
Olivier Charmeil	Executive Vice President, Vaccines
Jérôme Contamine	Executive Vice President, Chief Financial Officer
David-Alexandre Gros	Executive Vice President, Chief Strategy Officer
Peter Guenter Belgian citizenship	Executive Vice President, Global Commercial Operations
Carsten Hellmann Danish citizenship	Executive Vice President, Merial
Karen Linehan U.S. and Irish citizenship	Executive Vice President, Legal Affairs and General Counsel
Philippe Luscan	Executive Vice President, Global Industrial Affairs

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted at Sanofi
David Meeker U.S. citizenship Business address : 500 Kendall Street Cambridge, MA 02142	Executive Vice President & Chief Executive Officer Genzyme
Roberto Pucci Italian and Swiss citizenship	Executive Vice President, Human Resources
Pascal Witz	Executive Vice President, Global Divisions & Strategic Commercial Development
Elias Zerhouni U.S. citizenship	President, Global Research and Development